EXHIBIT 99.1

Medicure Announces Closing of Purchase Agreement for the Acquisition of Gateway Medical Pharmacy

WINNIPEG, MB / ACCESS Newswire / March 11, 2025 / Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH)(OTC PINK:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today announced that further to its news release on February 18, 2025, through its wholly-owned U.S. subsidiary Medicure Pharma Inc., it has closed on the acquisition of 100% of Gateway Medical Pharmacy Inc. ("Gateway") from an arms-length third-party (the "Transaction").

As previously disclosed, the acquisition of Gateway aligns with Medicure's strategic plan for the expansion of the Company's direct-to-consumer pharmacy business, and positions Medicure to accelerate its growth of ZYPITAMAG® and its other products and services.

Medicure did not require any financing or acquire any debt as part of the Transaction, and no finder fees were paid by Medicure.

About Medicure Inc.

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug Inc. ("Marley Drug®"), a pharmacy subsidiary servicing all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving access to medications for all Americans together with exceptional customer service and free home delivery. For more information visit www.marleydrug.com. For more information about Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastat.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

About Gateway Medical Pharmacy Inc.

Independently owned, Gateway is located in Portland, Oregon in a medical office building near major transportation lines and multiple healthcare clinics and centers. In addition to regular customers, the pharmacy services multiple long-term care facilities and provides non-sterile compounding services.

To be added to Medicure's e-mail list, please visit:

http://medicure.mediaroom.com/alerts

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. More particularly and without limitation, this press release contains forward-looking statements and information regarding the Transaction. Except as may be required by Canadian securities laws, the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, termination of the Agreement, the Company's future product revenues, expected results, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

SOURCE: Medicure Inc.

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